Exhibit (4)

FILING AGREEMENT

The undersigned, the Reporting Persons named in this Schedule 13D, hereby agree that this Schedule 13D is filed on a combined basis on behalf of each of them, but that each Reporting Person is individually responsible for the timely filing of any amendment to this Schedule 13D. Each Reporting Person further agrees that he or she is responsible for the completeness and accuracy of the information concerning him or her, respectively, contained in this Schedule 13D and that he or she is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Filing Agreement as of the 20th day of January, 2005.

/s/ Kenneth A. Swanstrom
Kenneth A. Swanstrom

/s/ Daryl L. Swanstrom
Daryl L. Swanstrom

/s/ Frederick W. Dreher
Frederick W. Dreher